SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE nº 35.3000.1683-1

NOTICE TO SHAREHOLDERS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) informs its shareholders and the market in general that the dividends approved at the Annual and Extraordinary General Meeting of the Company held on April 29, 2025 (“AGM/EGM”), in the total amount of R$ 2,549,814,684.49 (two billion, five hundred and forty-nine million, eight hundred and fourteen thousand, six hundred and eighty-four reais and forty-nine cents) to be paid as dividends in the amount of R$ 718,691,745.44 (seven hundred and eighteen million, six hundred and ninety-one thousand, seven hundred and forty-five reais and forty-four cents) and Interest on Equity in the gross amount of R$ 1,831,122,939.05 (one billion, eight hundred and thirty-one million, one hundred and twenty-two thousand, nine hundred and thirty-nine reais and five cents), will be paid by the Company in a single installment, on May 20, 2025, in the proportion to the interest of each shareholder.

The remaining information mentioned in the Notice to Shareholders published on April 29, 2025 remains valid.

São Paulo, May 14, 2025

DANIEL SZLAK

Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 14, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.